UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: ____________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LiveDeal, Inc.
Full Name of Registrant

YP Corp., YP Net, Inc., RIGL Corp. and Renaissance International Group Ltd.
Former Name if Applicable

6240 McLeod Drive, Suite 120
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

LiveDeal, Inc. (the “Company”) has completed substantially all of its annual report on Form 10-K for its fiscal year ended September 30, 2012 (the “Form 10-K”). However, the Company cannot file the Form 10-K within the prescribed time period because its new independent registered public accounting firm has informed the Company that it has not completed its audit for the Company’s fiscal year ended September 30, 2011. This audit could not have been timely completed without unreasonable effort or expense to the Company.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gail Kyser	702	939-0230
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Changes in Results of Operations -Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011

As of the date of this filing, we have not yet finalized our consolidated financial statements and required disclosures for inclusion in our Annual Report on Form 10-K for our fiscal year ended September 30, 2012, and our independent registered public accounting firm has not completed their audit of our anticipated results of operations. As a result, our final, audited results of operations, which we anticipate we will file on a Form 10-K with the SEC on or before January 15, 2013, could differ materially from the unaudited, preliminary results of operations set forth below.

We anticipate reporting that net revenues decreased to $3.1 million in fiscal 2012, as compared to $4.1 million in fiscal 2011, due to the pause in our new sales efforts in July 2011 as a result of a re-evaluation of our business strategy, the loss of subscribers due to attrition and the termination of billing services by local exchange carrier (LEC) billing companies, and a reduction of our operating expenses. We anticipate reporting that cost of services and operating expenses were $0.7 million and $3.3 million, respectively, in fiscal 2012, as compared to $3.6 million and $5.8 million, respectively, in fiscal 2011, due primarily to us bringing certain fulfillment activities in-house and other cost containment initiatives. As a result of these significant cost reductions, we anticipate reporting that our net loss was ($1.3 million), or ($0.65) per diluted share, in fiscal 2012 as compared to ($5.5 million), or ($8.29) per diluted share, in fiscal 2011.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the above-referenced Form 10-K.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to our financial results for our fiscal year ended September 30, 2012. These statements are based on our management’s current expectations and involve a number of risks and uncertainties, including any changes to our anticipated financial results as a result of review by our audit committee or our independent registered public accounting firm. Our actual reported results may differ materially from these anticipated or expected results.

                           LiveDeal, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 28, 2012	By:	/s/ Jon Isaac
Jon Isaac
President & Chief Executive Officer

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